Exhibit 99.1

RECENT DEVELOPMENTS

The following are certain recent developments with respect to Barclays Bank PLC which have occurred since the filing of the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC on 22 February 2018.

Structural reform

As previously announced, on 9 March 2018 Barclays PLC was granted approval from the Prudential Regulation Authority and the High Court of Justice of England and Wales to implement the “ring-fencing” of its day-to-day banking services of Barclays PLC using a legal process called a Ring-Fencing Transfer Scheme (the “Scheme”) under Part VII of the Financial Services and Markets Act 2000.

Barclays PLC implemented the Scheme, including the transfer of assets and liabilities from Barclays Bank PLC to the ring-fenced bank, Barclays Bank UK PLC, on 1 April 2018.

On 22 February 2018, Unaudited Pro Forma Condensed Consolidated Financial Information as of and for the year ended 31 December 2017 relating to the Scheme was included in a Current Report on Form 6-K filed by Barclays Bank PLC.

Investment in subsidiaries

As at 31 March 2018, the investment in subsidiaries of Barclays PLC of £40,854m (December 2017: £39,354m) predominately represents investments made into Barclays Bank PLC, including £8,986m (December 2017: £8,986m) of AT1 securities.

Loans and advances to subsidiaries, subordinated liabilities and debt securities in issue

For the three months ended 31 March 2018, Barclays PLC issued £1,500m and €1,055m of Fixed Rate Senior Notes included within the debt securities in issue balance of £23,120m (December 2017: £22,110m). Barclays PLC did not issue any subordinated liabilities in the period.

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. Barclays PLC may invest capital and funding in Barclays Bank PLC and other Group subsidiaries such as the Group Service Company, the US Intermediate Holding Company (IHC) and Barclays Bank UK PLC. In October 2017, the Bank of England published a consultation on “Internal MREL” and following that consultation a final statement of policy is expected to be published in H118. Accordingly, during the course of 2018 Barclays PLC expects to restructure certain investments in subsidiaries, including to subordinate internal MREL beneath operating liabilities, to the extent required to achieve compliance with internal MREL requirements which are expected to be in effect from 1 January 2019.

CRD IV CET1 Ratio

The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays Bank PLC’s tier 2 Contingent Capital Notes is equal to the transitional CET1 ratio. As at 31 March 2018, Barclays PLC’s transitional CET1 ratio was 12.7% (31 December 2017: 13.3.%).

Other matters

On 29 March 2018, information with respect to a settlement with the United States Department of Justice in relation to Residential Mortgage-Backed Securities was included in a Current Report on Form 6-K filed by Barclays Bank PLC.

On 20 April 2018, information with respect to the UK Financial Conduct Authority and UK Prudential Regulation Authority concluding investigations into Jes Staley and Barclays PLC was included in a Current Report on Form 6-K filed by Barclays Bank PLC.